GLOBAL TECHNOLOGIES, LTD.

501 1st Ave. N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

May 19, 2022

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Global Technologies, Ltd.
Preliminary Information Statement on Schedule 14C
Filed March 22, 2022
File No. 000-25668

Dear Mr. Chinos:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 6, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Preliminary Information Statement on Schedule 14C submitted March 22, 2022 (File No. 000-25668) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Preliminary Information Statement on Schedule 14C filed March 22, 2022

General

1.	It appears that the actions taken by written consent on March 21, 2022 are related to your share exchange agreement with Tersus Power, Inc. Therefore, please revise your information statement to provide the information required by Items 11, 13, and 14 of Schedule 14A. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.

Response: In response to the Staff’s comments, the Company has included the information required by Items 11, 13 and 14 of Schedule 14A within its Information Statement on Form 14C (PREM14C) as filed with the SEC on May 10, 2022.

2.	Since this filing relates to a contemplated merger, please disclose the considerations taken into account for filing under Form PREM14C.

Response: In response to the Staff’s comments, the Company elected to file its Information Statement on form PREM14C, which was filed with the SEC on May 10, 2022.

The Company respectfully believes that the proposed modifications to the Information Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely yours,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President
Global Technologies, Ltd.